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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ryan Rohn

Stephen Krikorian

Mariam Mansaray

Jan Woo

Re:	Hinge Health, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted February 14, 2025

CIK No. 0001673743

Ladies and Gentlemen:

Hinge Health, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the Jumpstart Our Business Startups Act on November 15, 2024 (the “Draft Submission”), as most recently amended by Amendment No. 2 to the Draft Submission submitted on February 14, 2025 (“Amendment No. 2”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on February 28, 2025 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors

A substantial portion of our client relationships are contracted through a limited number of health plans and other partners, page 28

March 10, 2025

1.

We note your revised disclosure in response to prior comment 2 that client contracts through your top three partners, which are all large national health plans, accounted for 43% of your revenue for the year ended December 31, 2023. Please disclose the amount of revenue attributable to each of your top three partners. Disclose the material terms of the agreements with your top three partners, including the identity of the partners and termination provisions. We note that your partnership agreements may be terminated for “various reasons” after “a specified period.” Disclose the expiration date of the agreements, the conditions under which the agreements may be terminated, and whether the “specified period” has passed such that the contacts are terminable for convenience by your partners.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 30 of the Registration Statement to disclose the names of its top three partners, the amount of revenue contracted through each of the three partners during 2024 and 2023, and detail regarding the material terms of its agreements with each of the three partners.

Non-GAAP Financial Measures

Non-GAAP Loss from Operations and Operating Margin, page 111

2.

We note from your response to prior comment 1 that the release of TrueMotion, your AI-powered motion tracking technology, was intended to replace wearable sensors and allow for members to use their personal devices. Please further explain why the shift away from providing kits with tablets and wearable sensors is considered to be a strategic decision and describe how this shift changes the nature of the services provided through your platform.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 106 and 107 of the Registration Statement to describe the strategy behind the decision to shift to AI-powered motion tracking technology and how this decision improves the Company’s delivery of care and the member experience, opens up new offerings and capabilities, and improves efficiency, thereby enabling the Company to scale and allocate greater capital resources to develop its business.

The Company’s decision to shift to AI-powered motion tracking technology and stop providing kits with tablets and wearable sensors enables the Company to focus on delivering scalable and personalized MSK care and making the Company’s programs easily accessible and available to as many members and potential members as possible. This marks a significant shift for the Company as the use of AI-powered motion tracking technology enables the Company to improve the delivery of care through its programs and to develop programs for smaller affected areas, such as the hand and wrist, where sensors were not effective.

The Company believes the use of TrueMotion results in improved delivery of care and a better member experience, beyond what was possible with sensors, because the use of AI-powered motion tracking technology increases convenience, accessibility, and adherence. TrueMotion allows members to access the Company’s programs and care any time without the use of additional hardware beyond a member’s personal device. As a result, member engagement and satisfaction improved after the strategic transition. Moreover, TrueMotion measures three-dimensional human motion across more than 100 unique points on a member’s body, which is more precise than sensors, as sensors were historically only attached to one or two joints of the body. As a result, members can be confident in their movements as the Company’s technology provides more precise exercise form guidance and correction through AI-powered motion tracking, something that was significantly more limited with sensors. With AI-powered motion tracking technology, the information gathered in a member’s exercise therapy session is

March 10, 2025

then fed back into the Company’s data repository. This data allows the care team to improve the member’s care plan going forward, by adjusting exercises that the member may not have been successful in completing or increasing difficulty for exercises that were too easy. This data also improves the Company’s AI and ML algorithms that drive the TrueMotion technology and the AI / machine learning (“ML”) that is used to develop member care plans, creating a positive feedback loop that continuously improves the Company’s platform and programs. AI-powered motion tracking technology also opens new opportunities for the Company to leverage AI / ML and augmented reality for new use cases, which could include voice control, where the member can speak back to the platform, or automating physical exams, where the technology could take the member through a series of exercises while evaluating their mobility, range of motion, and overall performance, and sensing asymmetry that would be difficult to see with the human eye. These capabilities are not possible with sensors.

Moreover, this is a strategic decision for the Company’s business because it lowers the Company’s variable cost of providing its programs since the Company no longer provides kits with tablets and wearable sensors. The Company believes this was a major shift that provides the Company with a competitive advantage because it can scale more rapidly and allocate greater capital to develop its business.

* * *

March 10, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	(via email)

Daniel Perez, Hinge Health, Inc.

David Wood, Hinge Health, Inc.

James Budge, Hinge Health, Inc.

Erica Kassman, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP